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SE 18006746 N

SEC Mail Processing Section

MAR 07 2018

Washington DC 408

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 N. Revere Drive, Suite 110
(No. and Street)

Kansas City (City) Missouri (State) 64151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom 816-221-6700 (Area Code - Telephone Number)

## A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD (Address) OLATHE (City) KANSAS (State) 66062 (Zip Code)

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

BW

## OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdés & Moreno, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA D. MULLETT
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4-21-2019

Signature

President
Title

Teresa D. Mullett
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Valdés & Moreno, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valdés & Moreno, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valdés & Moreno, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Valdés & Moreno, Inc.'s management. Our responsibility is to express an opinion on Valdés & Moreno, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valdés & Moreno, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Valdés & Moreno, Inc.'s financial statements. The supplemental information is the responsibility of Valdés & Moreno, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Valdés & Moreno, Inc.'s auditor since 2015.

Olathe, Kansas

February 27, 2018

EXHIBIT A

## VALDÈS & MORENO, INC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2017

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 224,154 |
| Cash with clearing broker | | 193,599 |
| Trading account with clearing broker | | - |
| Investment account with clearing broker | | 25,028 |
| Receivable from shareholder | | 4,008 |
| Office equipment (net of accumulated depreciation of $6,481) | | 3,080 |
| **TOTAL ASSETS** | $ | 449,869 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ | 6,895 |
| Independent contractors payable | | 168,003 |
| Accrued payroll | | 16,607 |
| Accrued payroll taxes and benefits | | 7,239 |
| Due to clearing broker | | 10,745 |
| Income taxes payable | | 14,570 |
| Dividends payable | | 4,680 |
| Total liabilities | | 228,739 |
| **STOCKHOLDERS' EQUITY** | | |
| Capital stock | | 221,000 |
| Retained earnings (deficit) | | 130 |
| Total stockholders' equity | | 221,130 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 449,869 |

*The accompanying notes are an integral part of these financial statements*

EXHIBIT B

# VALDÈS & MORENO, INC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | | $ 23,882 |
| Trading gains | | 150,906 |
| Underwriting profit | | 696,668 |
| Consulting fees | | 31,042 |
| Placement agent fees | | - |
| Realized gain (loss) on investment securities | | 1,856 |
| Unrealized gain (loss) on investment securities | | 6,956 |
| Miscellaneous | | 14,069 |
| Total revenues | | 925,379 |
| **DIRECT COSTS OF REVENUES** | | |
| Clearing expenses | $ 23,202 | |
| Other charges | 3,805 | 27,007 |
| **GROSS MARGIN** | | 898,372 |
| **EXPENSES** | | |
| Employee compensation and benefits | | 200,602 |
| Independent contractor compensation | | 366,104 |
| Office rent | | 40,713 |
| Office expense | | 17,314 |
| Voice and data | | 9,103 |
| Quotation and market data | | 33,496 |
| Travel and entertainment | | 34,474 |
| Advertising and promotion | | 12,614 |
| Regulatory fees and expense | | 55,015 |
| Professional fees | | 10,001 |
| Interest expense | | 12,220 |
| Depreciation | | 1,140 |
| Miscellaneous | | 15,443 |
| Total expenses | | 808,239 |
| Income (Loss) Before Income Taxes | | 90,133 |
| Provision for Income Taxes (Benefit) | | 14,570 |
| Net Income | | $ 75,563 |

*The accompanying notes are an integral part of these financial statements*

**EXHIBIT C**

## VALDÈS & MORENO, INC

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2017

| | Common Stock Class A & B | Preferred Stock | Retained Earnings |
|---|---|---|---|
| **BALANCE, BEGINNING OF YEAR** | $ 2,000 | $ 219,000 | $ (18,493) |
| Stock issuance | - | - | - |
| Dividends | - | - | (56,940) |
| Net income (loss) | - | - | 75,563 |
| **BALANCE, END OF YEAR** | $ 2,000 | $ 219,000 | $ 130 |

*The accompanying notes are an integral part of these financial statements*

**EXHIBIT D**

## VALDÈS & MORENO, INC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 75,563 |
| Depreciation | | 1,140 |
| Realized (gains) losses | | (1,856) |
| Unrealized (gains) losses | | (6,956) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in receivable from clearing broker | | - |
| (Increase) decrease in trading account with clearing broker | | 230,668 |
| (Increase) decrease in deposit with clearing broker | | (73,762) |
| (Increase) decrease in receivable from shareholder | | (4,008) |
| Increase (decrease) in accounts payable - trade | | 625 |
| Increase (decrease) in independent contractors payable | | 168,003 |
| Increase (decrease) margin account with clearing broker | | (268,628) |
| Increase (decrease) in accrued payroll and benefits | | 20,334 |
| Increase (decrease) in accrued income taxes | | 14,570 |
| Increase (decrease) in accrued dividends | | 4,680 |
| Net cash provided by operating activities | | 160,373 |
| **CASH PROVIDED (USED) BY INVESTING ACTIVITIES:** | | |
| Purchase of depreciable assets | | - |
| Purchase of long term investments | | (49,603) |
| Proceeds from sale of long term investments | | 138,337 |
| Net cash provided (used) by investing activities | | 88,734 |
| **CASH PROVIDED (USED) IN FINANCING ACTIVITIES:** | | |
| Dividends | | (56,940) |
| Net cash provided (used) in investing activities | | (56,940) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | 192,167 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | | 31,987 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ | 224,154 |

*The accompanying notes are an integral part of these financial statements*

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

### A. *Nature of the Business*

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

### B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

### C. *Commissions*

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

### D. *Investment Banking*

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking sales concessions are recorded on settlement date, and underwriting fees at the time the underwriting is completed and the payment has been received.

### E. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated, using the straight-line basis using the estimated useful lives of five to ten years.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2017 was $1,140.

*F.* ***Statement of Cash Flows***

***Cash and Cash Equivalents*** - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2017, the Company did not have any cash equivalents.

***Cash Paid - Interest and Taxes*** - The amount of cash paid for interest and taxes for the year ended December 31, 2017 are as follows:

| | | |
|---|---|---|
| Interest | $ | 12,220 |
| Income taxes | $ | -- |

## NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2017, the Company had aggregate indebtedness of $213,314 and net capital of $216,999 which resulted in a ratio of .9830 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2017, based on its minimum requirement, the Company had excess net capital of $116,999.

## NOTE 3 CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding;
Controlling shareholder – 100%

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding;
Controlling shareholder – 92.5%

Preferred stock; $100 par value,
2,190 shares issued and outstanding;
Controlling shareholder – 100%

## NOTE 4 FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

**NOTE 4 FAIR VALUE (Continued)**

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2017**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash | $ 163,598 | $ - | $ - | $ 163,598 |
| Cash with clearing broker | 30,001 | - | - | 30,001 |
| Equity securities | - | - | - | - |
| Municipal securities | - | 25,028 | - | 25,028 |
| Total | $ 193,599 | $ 25,028 | $ - | $ 218,627 |

## NOTE 5 INVESTMENTS

The Company's investments are identified as follows:

**Trading Securities**

This is an account maintained by the company with its clearing broker to invest in securities on a short term basis. Income from this activity is reflected in income in the current year. There were no trading securities held at December 31, 2017.

**Hold-to-Maturity Bonds**

These type of bonds are held to their maturity date. At maturity, the holder of the bonds will receive the face value of the bond plus any accrued interest. When purchased the bonds were acquired at either a discount or premium and in accordance with GAAP this discount or premium is amortized to income over the life of the bond. At December 31, 2017 the Company did not have any bonds that were being held to maturity.

**Available-for-Sale Securities**

This category includes investments that the company will not likely hold forever, but are actively traded. At December 31, 2017 the fair value for these investments was $25,028 with a corresponding cost of $25,123.

## NOTE 6 INCOME TAXES

The Company follows the provisions of FASB accounting standards with regard to unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, it has not provided for any increase in tax liability as of December 31, 2017. Tax years 2014 through 2016 are still open and subject to examination by the respective tax jurisdictions. There were no significant timing differences between book and tax income and accordingly there is no provision for deferred income taxes required.

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

**NOTE 7 LEASE COMMITMENTS**

In July 2012, the Company executed a lease on a new office space for a ten-year period at annual rates ranging from $22,200 to $28,260. Annual maturities are:

| | |
|---|---|
| 2018 | $ 28,260 |
| 2019 | $ 28,260 |
| 2020 | $ 28,260 |
| 2021 | $ 28,260 |
| Thereafter | $ 14,130 |

In addition the Company leases additional office space at another location on a month-to-month basis at the rate of $1,024 per month.

Office lease expense for 2017 was $40,713.

**NOTE 8 SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 27, 2018, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

## SUPPLEMENTAL INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

**BROKER OR DEALER** Valdès & Moreno, Inc

**as of: December 31, 2017**

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 221,130 | 3480 |
| 2. | Deduct Ownership equity not allowable for Net Capital | | | - | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 221,130 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | - | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | - | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 221,130 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 3,080 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | - | 3600 | | |
| | D. Other deductions and/or charges | - | 3610 | (3,080) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | - | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 218,050 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f): | | | | |
| | A. contractual securities commitments | $ - | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | 1,051 | 3735 | | |
| | 2. Debt securities | - | 3733 | | |
| | 3. Options | - | 3730 | | |
| | 4. Other securities | - | 3734 | | |
| | D. Undue Concentration | - | 3650 | | |
| | E. Other (List) | - | 3736 | (1,051) | 3740 |
| 10. | Net Capital | | | $ 216,999 | 3750 |

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

*See independent auditor's report*

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

**BROKER OR DEALER** Valdès & Moreno, Inc. — **as of December 31, 2017**

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | | | |
|---|---|---|---|---|---|
| 11. | Minimum net capital required (6 2/3% of line 19) | | | $ 14,221 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ 100,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | | | $ 100,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | | | $ 116,999 | 3770 |
| 15. | Net capital less greater of 10% of line19 or 120% of line 12 | | | *22 $ 96,999 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 213,314 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | *21$ - | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | - | 3830 |
| 19. | Total aggregate indebtedness | | | $ 213,314 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % 98.30 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d) | | | % - | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ - | 3970 |
| 22. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | *23$ | 3880 |
| 23. | Net capital requirement (greater of line 21 or 22) | $ | 3760 |
| 24. | Excess capital (line 10 less 23) | $ | 3910 |
| 25. | Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

*See independent auditor's report*

**Valdés & Moreno, Inc.**
**Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2017**

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Valdés & Moreno, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2017, in which (1) Valdés & Moreno, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valdés & Moreno, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Valdés & Moreno, Inc. stated that Valdés & Moreno, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Valdés & Moreno, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valdés & Moreno, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co

Olathe, Kansas
February 27, 2018

Registered: SEC MSRB

Member: FINRA SIPC

Valdés & Moreno

6300 N. Revere Dr. Suite 110
Kansas City, MO 64151

(816) 221-6700

(800) 279-7200

**Valdés & Moreno, Inc. Exemption Report**

Valdés & Moreno, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15C3-3(k) throughout the most recent fiscal year without exception.

**Valdés & Moreno, Inc.**

I, Marco R. Listrom, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: ____________

February 27, 2018

**VALDÉS & MORENO, INC.**

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

**YEAR ENDED DECEMBER 31, 2017**

## CONTENTS